UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

MONAKER GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 per share
(Title of Class of Securities)

609011200
(CUSIP Number)

William Kerby 2893 Executive Park Drive, Suite 201 Weston, Florida 33331 (954) 888-9779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609011200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
In-Room Retail Systems LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person
	7.	Sole Voting Power -0-

	8.	Shared Voting Power 80,000 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 80,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.61% of the total Common Stock

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 609011200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William Kerby

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person
	7.	Sole Voting Power 686,172 shares of Common Stock(1)

	8.	Shared Voting Power 80,000 shares of Common Stock

	9.	Sole Dispositive Power 686,172 shares of Common Stock(1)

	10.	Shared Dispositive Power 80,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 766,172 shares of Common Stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.9% of the outstanding Common Stock

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 15,300 shares of Common Stock issuable upon exercise of outstanding warrants to purchase shares of Common Stock with an exercise price of $5.13 per share held by the Reporting Person (the “Warrants”).

CUSIP No. 609011200

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2008, as amended by Amendment No. 1 thereto filed with the Commission on March 9, 2017 and Amendment No. 2 thereto filed with the Commission on August 15, 2017 (collectively, the “Schedule 13D”), by William Kerby and In-Room Retail Systems LLC (“In-The Room Retail”). Each of the foregoing are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.00001 par value per share (“Common Stock”) of Monaker Group, Inc. (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 2893 Executive Park Drive, Suite 201, Weston, Florida 33331.

On May 12, 2012, the Issuer effected a 1:500 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

On June 25, 2015, the Issuer effected a 1:50 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

On February 12, 2018, the Issuer effected a 1:2.5 reverse stock-split of all of its outstanding shares of Common Stock, which has been retroactively reflected herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On January 12, 2018, Mr. Kerby exercised warrants to purchase 2,000 shares of Common Stock with an exercise price of $5.25 per share and was issued 2,000 shares of Common Stock.

On January 12, 2018, Mr. Kerby was issued 236 shares of Common Stock pursuant to the anti-dilution provisions of the Common Stock and Warrant Purchase Agreement entered into between the Issuer and the purchasers named therein (including the Trust) dated July 31, 2017 (the “Purchase Agreement”), as a result of the Issuer issuing shares of Common Stock below the $5.00 price per share of the securities sold pursuant to the Purchase Agreement.

On January 15, 2018, Mr. Kerby was granted warrants to purchase 2,200 shares of Common Stock at an exercise price of $5.25 per share as partial liquidated damages for the delay in obtaining an uplisting for the Issuer’s Common Stock to the NASDAQ Capital Market, pursuant to the terms of the Purchase Agreement.

On January 29, 2018, Mr. Kerby was issued 21 shares of Common Stock pursuant to the anti-dilution provisions of the Purchase Agreement, as a result of the Issuer issuing shares of Common Stock below the original $5.00 per share of the securities sold pursuant to the Purchase Agreement.

On March 1, 2018, Mr. Kerby was issued 74 shares of Common Stock as partial liquidated damages for the continued delay, through February 22, 2018, in obtaining an uplisting of the Issuer’s Common Stock to the NASDAQ Capital Market (which occurred on February 22, 2018), pursuant to the terms of the Purchase Agreement.

Pursuant to the anti-dilution provisions of the Purchase Agreement, on February 22, 2018, the exercise price of all of the un-exercised warrants previously granted to the purchasers under and pursuant to the Purchase Agreement were automatically reduced to $5.09 per share.

CUSIP No. 609011200

On May 15, 2018, Mr. Kerby purchased 1,000 shares of Common Stock in the open market at a purchase price of $2.92 per share ($2,920 in aggregate).

On October 31, 2018, Mr. Kerby was issued 25,000 shares of Common Stock as a sign-on bonus in connection with his entry into an employment agreement with the Issuer.

On April 29, 2019, Mr. Kerby purchased 25,000 shares of Common Stock from the Issuer in an underwritten public offering for $2.00 per share.

On June 14, 2019, the Issuer authorized the payment of a $160,000 compensation bonus to Mr. Kerby for fiscal 2019. At Mr. Kerby’s option, exercisable prior to June 30, 2019, the bonus could be satisfied in shares of the Issuer’s Common Stock issuable under Monaker Group, Inc. 2017 Equity Incentive Plan, based on the closing sale’s price of the Issuer’s Common Stock on June 14, 2019 (the “Stock Bonus Option”). On June 17, 2019, Mr. Kerby exercised a portion of the Stock Bonus Option equal to $41,000 of the bonus, and was issued 12,812 shares of Common Stock. the remainder of which Stock Bonus Option was terminated.

Item 5. Interest in Securities of the Issuer

(a)

As of the close of business on January 3, 2020, the Reporting Persons beneficially owned 766,172 shares of Common Stock(1), representing 5.9% of the outstanding Common Stock.

Of those securities, In-Room Retail beneficially owned 80,000 shares of Common Stock, representing 0.61% of the total Common Stock.

Mr. Kerby is the Manager of In-Room Retail. By virtue of this relationship, Mr. Kerby is deemed to beneficially own the securities beneficially owned by In-Room Retail.

The percentage of ownership described above is based on 13,039,339 shares of Common Stock outstanding as of January 3, 2020, as confirmed by the Issuer’s transfer agent.

(b)	Mr. Kerby may be deemed to have shared power with In-Room Retail, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by In-Room Retail.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	N/A.

(1) Includes shares of Common Stock issuable upon exercise of the Warrants.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 14, 2020

By:	/s/ William Kerby
William Kerby

CUSIP No. 609011200

In-Room Retail Systems LLC

/s/ William Kerby
William Kerby Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.